Mail Stop 3561
      April 7, 2006

Via Fax and U.S. Mail

Betsy B. Kohan, Esq.
Nissan Auto Receivables Corporation II
990 W. 190th Street
Torrance, California 90502

Re:	Nissan Auto Receivables Corporation II
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 31, 2006
	File No. 333-132133

Dear Ms. Kohan,

      We have reviewed your responses to the comments in our letter dated March 28, 2006 and have the following additional comments.
Please note that the page numbers referenced below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General
1. While we note your response to comment 3 of our letter dated
March
28, 2006, it appears that you have made the requested confirmation on behalf of the sponsor/servicer, as opposed to the registrant. Accordingly, in your next response, please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
2. We reissue comment 4 of our letter dated March 28, 2006, in part.
While we note the revisions you have made to your base prospectus, the terms of your sale and servicing agreement do not appear to accurately reflect the provisions of Item 1122 of Regulation AB. In this regard, we were not able to find any reference to the requirement set forth in Item 1122(a) of Regulation AB. Additionally, the terms set forth under Section 4.10 of the agreement seem to require the audit of financial statements as opposed to requiring the attestation report required by Item 1122(b) of Regulation AB. Please either point us to the section of your agreement that obligates the parties to comply with all applicable sections of Item 1122 or revise.
3. As a follow-up to the comment above, we note that the disclosure you have provided in Appendix A to the agreement appears to allow the parties to modify their obligations under the agreement based on interpretive advice, convention among active participants in the asset-backed markets, advice of counsel or otherwise in respect of the requirements of Regulation AB. Please remove this qualifying language or revise to clearly state that you will comply with the requirements of Regulation AB at all times.

Prospectus Supplement

Cover Page
4. While we note your response to comment 6 of our letter dated
March
28, 2006, the revisions you refer to do not appear to have been made.
Please revise accordingly or advise.

Base Prospectus

Summary of Terms, page 5
5. While we note the revisions you have made in response to comment 7 of our letter dated March 28, 2006, it appears that references to third party credit enhancers remain in the base prospectus. In this regard, we note that page 7 includes a reference to liquidity facilities. Please ensure that your next amendment is revised to remove all references to third party credit enhancers or, alternatively, provide bracketed disclosure in your prospectus supplement indicating that you will provide all information required by Item 1114 of Regulation AB, if applicable.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
		Branch Chief-Legal


cc:	Via Facsimile (213) 576-8142
	Mr.Warren Loui, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Telephone: (213) 229-5110




Ms. Betsy B. Kohan, Esq.
Nissan Auto Receivables Corporation II
April 7, 2006
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